FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated April 12, 2002 announcing the creation of a five-year alliance between Motorola, Philips, and STMicroelectronics, in conjunction with TSMC.

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[Motorola Logo]               [Philips Logo]           [STMicroelectronics Logo]



                         UNPRECEDENTED ALLIANCE CREATED
                       FOR BREAKTHROUGH SEMICONDUCTOR R&D

   Motorola to join Philips and STMicroelectronics, in conjunction with TSMC, in five-year alliance to provide 90nm to 32nm chip technologies on
                   300mm wafers in Crolles, France R&D Center

AMSTERDAM, THE NETHERLANDS, AUSTIN, TEXAS and GENEVA, SWITZERLAND, - 12 April 2002 - Three of the world's top ten semiconductor manufacturers today announced the signing of a memorandum of understanding proposing to create a comprehensive alliance dedicated to breakthrough semiconductor technology development. The unprecedented move redefines the industry model for such advanced development, with the goal of creating future-generation technologies and System-on-Chip solutions more quickly and cost-effectively.

The alliance joins together three of the world's leading industry players in semiconductor research and process development - STMicroelectronics, Motorola and Philips - and would include the participation for process development and alignment of the world's largest semiconductor foundry, TSMC. The joint development program will be based in Crolles, France, in the new R&D Center called `Crolles2,' and augmented by each company's existing R&D operations and laboratories. In addition, to further support the alliance, CEA/LETI will increase its research efforts in the Grenoble, France, Labs.

Motorola joins Philips and ST in the 300mm wafer Crolles2 project, significantly enhancing the strength of the existing alliance. This expands the agreement announced last month by Philips, ST and TSMC to jointly develop CMOS process technology. The combined resources of the four companies will be dedicated to development of future generations of CMOS technology from the 90 nanometer node down to 32 nanometers over the next five years. Such reduced circuit geometry sizes will allow the partners to continue to meet customer demand for integrating more intelligence into smaller packages.

Motorola brings to the alliance its portfolio of leading-edge technologies, including SOI (Silicon-on-Insulator) and embedded MRAM technologies as well as its know-how in advanced copper interconnect. This contribution builds upon the existing Philips and ST cooperation for core CMOS processes, which includes embedded DRAM, SRAM and analog CMOS.

The expanded commitment and access to 300mm pilot capacity at the Crolles site will allow for rapid introduction of the partners' new products. Motorola, Philips and STMicroelectronics will be equal technology partners in the Crolles2 alliance in terms of capital expenditure, R&D costs and wafer load for the fab. Their joint investment will total $1.4 billion by 2005. TSMC will be a valued participant to achieve alignment of CMOS platform technology between the alliance and TSMC's commercial foundry process.


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"Motorola continues to view the future as bright for semiconductor opportunities. This investment will ensure that Motorola and its partners are in leadership positions to supply the highest-value products to our customers," said Fred Shlapak, president of the Semiconductor Products Sector at Motorola. "The beauty of this alliance is that it will dramatically accelerate the development of future technologies, ensure proliferation of those technologies throughout the industry, and at the same time result in lower costs for each member of the joint development project. For Motorola, this kind of teamwork is a critical element for our asset-light strategy."

"The fact that Motorola has joined with us in the development of future semiconductor process and manufacturing technologies is a testament to the level of success that has already been achieved by Philips, STMicroelectronics and the various research institutes involved in the Crolles2 project," said Scott McGregor, CEO of Philips Semiconductors. "Being part of this comprehensive alliance in breakthrough technology development will put us in an unprecedented position to deliver the silicon system solutions that help people effortlessly connect to information, entertainment and services."

"The partnership that we are building around the Crolles Center with Philips, Motorola and TSMC is unique and again demonstrates ST's unsurpassed ability to federate leading-edge expertise from all over the world to fulfill ST's mission to provide customers with strategic independence. In addition to ensuring that ST's R&D continues to be world-class, the partnership will also reinforce the position of Crolles as one of the world's leading centers of excellence for developing the semiconductor technologies that will drive the market recovery," said Pasquale Pistorio, President and CEO of STMicroelectronics.


Note to editors:
MRAM (Magnetoresistive Random Access Memory) is universal memory technology and is one of a few technologies under development in the industry with the potential to revolutionize the semiconductor memory market.

CEA/LETI is the electronic research laboratory of the French Nuclear
Corporation.

About Motorola
As the world's #1 producer of embedded processors, Motorola's Semiconductor Products Sector creates DigitalDNA(TM) system-on-chip solutions for a connected world. Our strong focus on wireless communications and networking enables customers to develop smarter, simpler, faster and synchronized products for the person, work team, home and automobile. Motorola's worldwide semiconductor sales were $4.9 billion (USD) in 2001. http://www.motorola.com/semiconductors

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications http://www.motorola.com.

About Philips
Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 189,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG),


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London, Frankfurt, Amsterdam and other stock exchanges. Further information is located at: www.semiconductors.philips.com

About STMicroelectronics
STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

                                      # # #

Business Risks
Statements about the alliance and the impact of the memorandum of understanding, future technology and future plans of the alliance are forward-looking statements involving risks and uncertainties. Important factors that could cause actual results to differ materially from such forward-looking statements include the inability of the companies to finalize the terms of the alliance, the success of the alliance partners to effectively partner to meet customer demands, unforeseen events related to the operations of the alliance, the recovery of the semiconductor industry from the market recession, and the sizeable risks related to the development of new technology. For additional information regarding other risks associated with Motorola's business refer to Motorola's SEC filings, including the business risk in its 2002 Proxy Statement beginning on page F-35.


Media contacts:

Steven Sloan, Motorola, Semiconductor Products Sector, EMEA, Tel. 41.227.991.329

Scott Stevens, Motorola, Semiconductor Products Sector, USA, Tel. 512.895.7311

Marijke Sas, Philips Semiconductors, Tel: +31 40 272 2091
Marijke.Sas@philips.com

Jeremy Cohen, Philips Corporate Communications, Tel: +31 20 59 77 213 Jeremy.Cohen@philips.com

Maria Grazia Prestini, Director, Corporate Media Relations, STMicroelectronics
Tel: +41 22 929 6945

Michael Markowitz, Director of US Media Relations, STMicroelectronics
Tel: +1.212.821.8959

Additional contacts for STMicroelectronics in Europe:

Benoit de Leusse, Investor Relations Manager Europe, STMicroelectronics,
Tel: +33.4.50.40.24.30

Jean-Benoit Roquette/Nicole Curtin, Investor Relations, and Lorie Lichtlen, Media Relations, Morgen Walke Europe, tel. +33 1 47 03 68 10


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2002                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer